Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

ISS Recommends that Shareholders Vote ”FOR" the Acquisition of CHC by
First Reserve Corporation

VANCOUVER, BRITISH COLUMBIA – (Marketwire – April 10, 2008) – CHC Helicopter Corporation ("CHC") (TSX: FLY.A) (TSX: FLY.B) (NYSE: FLI) today announced that Institutional Shareholder Services Canada Corp. ("ISS") has formally recommended that their clients holding shares of CHC vote FOR the special resolution to approve an arrangement involving an affiliate of a fund managed by First Reserve Corporation.

ISS provides proxy research, voting services and corporate governance advisory services to financial institutions and corporations.

Completion of the arrangement is subject to a number of conditions, some of which are beyond CHC’s and the purchaser’s control; accordingly, the exact timing of implementation of the arrangement is not currently known. CHC and the purchaser currently expect the closing to occur in June 2008.

One of the conditions to completion of the arrangement is shareholder approval.  As previously announced, a special meeting of shareholders of CHC will be held on April 29, 2008 in Richmond (Vancouver), British Columbia to consider the special resolution to approve the arrangement.  The management information circular mailed to shareholders last week contains a unanimous recommendation from CHC's Board of Directors to vote for the special resolution.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of CHC Helicopter Corporation, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities’ approvals, (ii) required CHC shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

the parties under the arrangement agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the arrangement agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements in this news release are made as of the date of this release. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise. We undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to CHC's current amended annual report or Form 20-F/A and CHC's management information circular dated March 28, 2008, each filed with the Canadian securities commissions (available at www.sedar.com) and the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on CHC's website at www.chc.ca.

About CHC

CHC is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide. If you wish to be added to CHC’s news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

For Inquiries

The proxy solicitation agent appointed by CHC is Kingsdale Shareholder Services Inc. who can be contacted at 1-866-879-7650 (within North America) or at 416-867-2272 (outside North America).